UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Hitachi Makuseru Kabushiki Kaisha

(Name of Subject Company)

Hitachi Maxell, Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Hitachi, Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Hitachi Maxell, Ltd.

1-1-88, Ushitora, Ibaraki-shi, Osaka 567-8567, Japan

+81-72-623-7574

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Legal Division

Hitachi, Ltd.

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

+81-3-3258-1111

Theodore A. Paradise

Davis Polk & Wardwell LLP

Izumi Garden Tower 33F

1-6-1 Roppongi, Minato-ku, Tokyo 106-6033, Japan

+81-3-5561-4421

N/A

(Date Tender Offer/Rights Offering Commenced)

This Amendment No.1 amends the Form CB submitted on January 14, 2010 to the Securities and Exchange Commission by Hitachi, Ltd.

PART I    INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	Exhibit I-1: English translation of News Release dated January 14, 2010 regarding the share exchange between Hitachi, Ltd. and Hitachi Maxell, Ltd.*

Exhibit I-2: English translation of News Release dated February 24, 2010 regarding the share exchange between Hitachi, Ltd. and Hitachi Maxell, Ltd.

(b)	Not applicable.

Item 2.	Informational Legends

Included in Exhibits I-1 and I-2.

*	Previously submitted

PART II    INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Exhibit II-1: English translation of Extraordinary Report to Kanto Local Finance Bureau dated January 14, 2010 under the Financial Instruments and Exchange Law of Japan regarding the share exchange between Hitachi, Ltd. and Hitachi Maxell, Ltd., filed by Hitachi, Ltd.*

Exhibit II-2: English translation of Extraordinary Report to Kanto Local Finance Bureau dated January 14, 2010 under the Financial Instruments and Exchange Law of Japan regarding the share exchange between Hitachi, Ltd. and Hitachi Maxell, Ltd., filed by Hitachi Maxell, Ltd.*

Exhibit II-3: English translation of Amendment Report for Extraordinary Report to Kanto Local Finance Bureau dated February 24, 2010 under the Financial Instruments and Exchange Law of Japan regarding the share exchange between Hitachi, Ltd. and Hitachi Maxell, Ltd., filed by Hitachi, Ltd.

Exhibit II-4: English translation of Amendment Report for Extraordinary Report to Kanto Local Finance Bureau dated February 24, 2010 under the Financial Instruments and Exchange Law of Japan regarding the share exchange between Hitachi, Ltd. and Hitachi Maxell, Ltd., filed by Hitachi Maxell, Ltd.

(2)	Not applicable.

(3)	Not applicable.

*	Previously submitted

PART III    CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed with the Securities and Exchange Commission with the filing of the original Form CB on January 14, 2010.

PART IV    SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ TOSHIAKI KUZUOKA
(Signature)

Toshiaki Kuzuoka
Vice President and Executive Officer
(Name and Title)

February 25, 2010
(Date)